June 29, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have read the attachment to Item 77K of Form N-SAR dated June 29, 2006 of Total Return U.S. Treasury Fund, Inc. and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained in the aforementioned Form N-SAR.



                                                               ERNST & YOUNG LLP